FORTUNE RISE ACQUISITION CORP

November 1, 2021

Mr. Todd Shiffman

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Fortune Rise Acquisition Corp
Amendment No. 5 to Form S-1
Filed October 18, 2021
File No. 333-256511

Dear Mr. Todd Shiffman:

This letter is in response to the letter dated November 1, 2021, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Fortune Rise Acquisition Corp. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. The amendment to Registration Statement on Form S-1 is being filed to accompany this letter.

Amendment No. 5 to Form S-1

Our warrants are expected to be accounted for as equity..., page 63

1. We note your risk factor that currently your warrants are expected to be accounted for as equity in your balance sheet, but you cannot guarantee that your warrants would not be classified as liabilities. We further note your disclosure that if auditors of a potential target disagree or the SEC issues a statement in the future, it could result in different accounting treatment and you may need to restate your financial statements. These statements appear to qualify the accounting treatment of the warrants. Please tell us how this disclosure is appropriate in light of the audit report that states the financial statements are the responsibility of management and in which your auditor opines that the financial statements present fairly, in all material respects, your financial position and the results of your operations and cash flows in conformity with accounting principles generally accepted in the United States of America. Finally, please tell us why the accounting for the warrants determines the terms and conditions of the warrants.

Response: we respectfully acknowledge the Staff’s comment and have removed such risk factor in the Registration Statement on page 63 and summary of risk factors on page 32.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Arila Zhou, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2232.

Very truly yours,

[Signature Page Follows]

By:	/s/ Yuanmei Ma
Yuanmei Ma
Chief Financial Officer

CC:	Arila Zhou, Esq.
Hunter Taubman Fischer & Li LLC

[signature page to SEC response – Fortune Rise Acquisition Corporation]

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